SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                            Preferred Networks, Inc.
(Name of Issuer)

 Common Stock, par value $.0001 per share
(Title of Class of Securities)

 73990510
(CUSIP Number)

Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott
511 Sixteenth Street Suite 700
 Denver, Colorado  80202
                             (303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  July 31, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 11 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Saugatuck Capital Company Limited Partnership III

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)  [ ]
                                    (b)  [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                          [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                2,422,502

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  2,422,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,422,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.78%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greyrock Partners Limited Partnership
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                              (a)  [ ]
                                              (b)  [ ]


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                2,422,502

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   2,422,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,422,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.78%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             INTRODUCTORY STATEMENT

            Saugatuck Capital Company Limited Partnership III, a Delaware limited partnership ("Saugatuck III"), and Greyrock Partners Limited Partnership, a Delaware limited partnership ("Greyrock") (collectively, the "Reporting Persons"), previously filed a Statement on Schedule 13D in connection with the securities of Preferred Networks, Inc., a Delaware corporation (the "Company") as a member of a group of investors acting together for the purpose of acquiring certain of the Company s securities. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired. Accordingly, this Statement on
Schedule 13D constitutes an amendment to and restatement of the Statement on
Schedule 13D previously filed solely by the Reporting Persons, and shall be deemed an amendment to and restatement of the prior group filing to the extent information in such prior group filing relates to the Reporting Persons.


ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.0001 per share (the "Shares") of the Company (as defined above). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Statement is filed by Saugatuck III (as defined above), by virtue of its direct beneficial ownership of Shares, and by Greyrock (as defined above), by virtue of being the sole general partner of Saugatuck III. Frank J. Hawley, Jr., Christy S. Sadler, Owen S. Crihfield, Richard P. Campbell, Jr., and Barbara E. Parker (collectively, the "Saugatuck Partners") are each general partners of Greyrock. By virtue of the relationships described above and their roles with Greyrock, each of the Saugatuck Partners may be deemed to control Greyrock and Saugatuck III and may be deemed to possess indirect beneficial ownership of the Shares held by Saugatuck III. However, none of the Saugatuck Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Saugatuck III, and, as a result, each Saugatuck Partner disclaims beneficial ownership of the Shares directly beneficially owned by Saugatuck III.

            (b) The principal executive offices of Saugatuck III and Greyrock, and the business address of each Saugatuck officer, are One Canterbury Green, Stamford, Connecticut 06901.

            (c) Saugatuck III and Greyrock are engaged in the venture capital business. Each of the Saugatuck Partners is an executive officer of Saugatuck Associates, Inc. ("SA"), which is engaged in venture capital financing, and holds various other positions with companies affiliated with SA.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Saugatuck Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Saugatuck Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) Saugatuck III and Greyrock are Delaware limited partnerships. Each of the Saugatuck Partners is a citizen of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required by Saugatuck III to acquire the Shares reported in Item 5(a) was $3,331,345, and the total amount of funds required by Saugatuck III to acquire the 1,200,000 shares of the Company's Class A Redeemable Preferred Stock (the "Preferred Stock") and the 1,380,000 warrants to purchase Shares (the "Warrants") held by Saugatuck III was $1,800,000. Such funds were provided by Saugatuck III s capital available for investment.


ITEM 4.     PURPOSE OF TRANSACTION.

            Saugatuck III holds the Shares and Warrants described in Item 5 of this Statement for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Shares (including through the exercise of all or part of the Warrants) or Warrants, dispose of all or a portion of the Shares or Warrants it holds, or cease buying or selling Shares and Warrants. Any such additional purchases or sales of the Shares or Warrants may be in open market or privately-negotiated transactions or otherwise.

            Except as described in this Item 4, none of the Reporting Persons nor any of the Saugatuck Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Saugatuck III is the direct beneficial owner of 1,042,502 Shares and 1,380,000 Warrants, or approximately 13.78% of the sum of (i) the 16,193,534 Shares deemed outstanding as of August 5, 1997, according to information received from the Company (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Greyrock may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Saugatuck III.

            (b) Saugatuck III has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships described in Item 2 of this Statement, Greyrock may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Saugatuck III.

            (c) On June 17, 1997, Saugatuck III acquired the Preferred Stock and Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $1,800,000.

            Except as set forth above, none of the Reporting Persons or the Saugatuck Partners has effected any transaction in the Shares during the past 60 days.

            (d) Saugatuck III has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it, and, by virtue of the relationships reported in Item 2 of this Statement, Greyrock has the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares and Warrants held by Saugatuck III.

            (e) Not applicable. As indicated in the Introductory Statement of this Statement, the Reporting Persons were previously part of a group of investors acting together for the purpose of acquiring the Preferred Stock and Warrants from the Company. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to a Purchase Agreement dated as of June 21, 1995, among each of Saugatuck III and certain other investors in the Company (the "Stockholders") and the Company, as amended December 12, 1995 (the "Purchase Agreement"), the Stockholders acquired certain securities of the Company and the Company agreed, among other things, (i) to provide the Stockholders with certain inspection and information rights, (ii) comply with certain covenants, and (iii) reimburse the Stockholders for certain expenses. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibits 1 and 2 to this Statement.

            Pursuant to a Stockholders Agreement dated as of June 21, 1995 among each of the Stockholders, the Company and certain other persons (the "Stockholders Agreement"), the Stockholders agreed to certain holdback restrictions in connection with their sale of Shares. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached as Exhibit 3 to this Statement.

            Pursuant to a Registration Rights Agreement dated as of June 21, 1995, as amended June 17, 1997, among each of the Stockholders, the Company and certain other persons, as amended (the "Registration Rights Agreement"), the Stockholders have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company is required to register, the Shares owned by the Stockholders. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibits 4 and 5 to this Statement.

            Pursuant to a Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, among each of the Stockholders and the Company, (the "Preferred Stock Purchase Agreement"), the Stockholders acquired the Warrants and the Preferred Stock and the Company agreed, among other things, (i) made certain representations and warranties to the Stockholders, (ii) agreed to provide the Stockholders with certain inspection and information rights, and
(iii) agreed to reimburse the Stockholders for certain expenses. The foregoing summary of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the Class A Redeemable Preferred Stock Purchase Agreement attached as Exhibit 6 to this Statement.

            The Preferred Stock held by Saugatuck III and the other Stockholders is entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Preferred Stock will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Preferred Stock. The Preferred Stock will be entitled to one vote per share and will be entitled to vote together with the Shares on matters submitted to a vote of the Company s stockholders. In addition, the Preferred Stock will be entitled to a class vote on certain matters, including without limitation repurchases of Shares, material changes in the Company s line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company s assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Preferred Stock is redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Preferred Stock may require that its Preferred Stock be redeemed at any time after the fifth anniversary of the First Closing. The holders of Preferred Stock are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Preferred Stock are entitled to elect one director other than Messrs. Jeffrey Schutz and Robert Van Degna. The foregoing summary of the rights and preferences of the Preferred Stock is qualified in its entirety by reference to the terms of the Preferred Stock attached as Exhibit 7 to this Statement.

            Each Warrant held by Saugatuck III and the other Stockholders permits a holder to acquire, at any time during the five year period commencing on the initial issuance of the Warrant, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the Warrant.
Payment of the exercise price may be made in cash, Shares of Common Stock or shares of Preferred Stock. The Company has the right to cancel Warrants to acquire up to 500,000 Shares upon redemption of all of the Preferred Stock and, if such redemption occurs following the first year after issuance of the Warrants, payment of $750,000 (if such redemption and payment occurs during the second year following such issuance) or $1,500,000 (if such redemption and payment occurs during the third year following such issuance or thereafter). Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration. The Reporting Persons understand there are a total of 11,500,000 Warrants outstanding, and any such redemption or payment would be made pro rata among holders of the then outstanding Warrants. The foregoing summary of the Warrants is qualified in its entirety by reference to the form of the Warrant attached as Exhibit 8 to this Statement.

            Other than set forth above, none of the Reporting Persons or any of the Saugatuck Partners has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.




ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 10.6 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 2. Amendment dated December 12, 1995 to Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

            Exhibit 3. Stockholders Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.7 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 4. Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.8 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 5. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to exhibit E to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 6. Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 7. Rights and Preferences of the Class A Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to exhibits C and D to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 8. Form of Common Stock Purchase Warrant to be issued pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to exhibit C to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.




                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 6, 1997     /s/  Richard P. Campbell, Jr.

                        Richard P. Campbell, Jr., as general partner of Greyrock Partners, general partner of Saugatuck Capital Company Limited Partnership III